Exhibit 99.3

Addex Reports 2021 Half Year and Second Quarter Financial Results and Provides Corporate Update

•	Strong cash and cash equivalents position at June 30, 2021 of CHF18.1M ($19.6M)
•	Pivotal dipraglurant PD-LID study initiated
•	Janssen Pharmaceuticals started Phase 2 study in epilepsy with ADX71149
•	Dipraglurant blepharospasm study on track to start in Q3 2021
•	Completed $11.5M fundraising in January 2021

Geneva, Switzerland, August 5, 2021 - Ad Hoc Announcement Pursuant to Art. 53 LR

Addex Therapeutics (SIX: ADXN and Nasdaq: ADXN), a clinical-stage pharmaceutical company pioneering allosteric modulation-based drug discovery and development, today reported its half-year and second quarter financial results for the periods ended June 30, 2021 and provided a corporate update.

“We started two clinical studies in the last 60-days, which includes our internal dipraglurant program in dyskinesia associated with Parkinson’s disease (PD-LID) as well as a Phase 2a clinical study with ADX71149 for epilepsy conducted by our partner Janssen,” said Tim Dyer, CEO of Addex. “We expect to start a blepharospasm phase 2 study with dipraglurant soon and continue to advance our pre-clinical pipeline and look forward to delivering a steady stream of value driving clinical catalysts, including Phase 2a blepharospasm data in Q4 21, Phase 2a epilepsy data in Q3 22, and Phase 2b/3 PD-LID data in Q4 22.”

H1 2021 Operating Highlights:

•	Initiated pivotal Phase 2b/3 dipraglurant study in dyskinesia associated with Parkinson’s disease
•	On track to start Phase 2 dipraglurant study in blepharospasm patients in Q3 2021
•	Janssen Pharmaceuticals started a Phase 2a clinical study of ADX71149 in epilepsy patients
•	Continued to advance GABAB positive allosteric modulator drug candidates through clinical candidate selection phase
•	Advanced Eurostars / Innosuisse funded mGlu7 negative allosteric modulator research program for post-traumatic stress disorder
•	Continuing to advance remaining preclinical programs to their next value inflection points
•	US ATM facility implemented with Cantor Fitzgerald

Select Upcoming Milestones:

•	Q4 21 - Phase 2a data: dipraglurant for blepharospasm
•	Q4 21 - Complete clinical candidate selection for GABAB PAM for Addiction and CMT1a
•	Q2 22 - Start IND enabling studies for GABAB PAM for Addiction and CMT1a
•	Q3 22 - Phase 2a data: ADX71149 for epilepsy
•	Q4 22 - Phase 2b/3 data: dipraglurant for dyskinesia associated with Parkinson’s disease

Key Financial Data for the Second Quarter and the First Half of 2021:

CHF’ thousands	Q2 21	Q2 20	Change	H1 21	H1 20	Change
Income	1,072	933	139	1,994	1,885	109
R&D expenses	(3,732)	(2,319)	(1,413)	(6,480)	(5,872)	(608)
G&A expenses	(1,847)	(1,588)	(259)	(3,169)	(3,260)	91
Total operating loss	(4,507)	(2,974)	(1,533)	(7,655)	(7,247)	(408)
Finance result, net	(183)	(141)	(42)	325	(174)	499
Net loss for the period	(4,690)	(3,115)	(1,575)	(7,330)	(7,421)	91
Basic and diluted net loss per share	(0.14)	(0.12)	(0.02)	(0.22)	(0.28)	0.06
Net increase / (decrease) in cash and cash equivalents	(7,112)	(6,455)	(657)	(587)	(10,866)	10,279
Cash and cash equivalents as of June 30	18,108	20,671	(2,563)	18,108	20,671	(2,563)
Shareholders’ equity as of June 30	16,423	18,801	(2,378)	16,423	18,801	(2,378)

Financial Summary:

Income is primarily driven by amounts received under our funded research collaboration with Indivior. During the first half of 2021, income increased by CHF 0.1 million to CHF 2 million compared to the first half of 2020. During the second quarter of 2021, income increased by CHF 0.1 million compared to CHF 1.1 million in the second quarter of 2020.

R&D expenses increased by CHF 0.6 million to CHF 6.5 million in the first half of 2021 compared to CHF 5.9 million in the first half of 2020, primarily due to the net effect of reduced costs associated with our dipraglurant phase 2b/3 PD-LID clinical study and increased costs related to our dipraglurant blepharospasm program, GABAB PAM program and other discovery programs. During the second quarter of 2021, these expenses increased by CHF 1.4 million compared to the second quarter of 2020 primarily due to increased costs for dipraglurant PD-LID and dipraglurant blepharospasm programs. Research and development expenses consist primarily of costs associated with research, preclinical and clinical testing, and related staff costs. They also include depreciation of laboratory equipment, costs of materials used in research, costs associated with renting and operating facilities and equipment, as well as fees paid to consultants, patent costs and other outside service fees and overhead costs. These expenses include costs for proprietary and third-party R&D.

G&A expenses slightly decreased by CHF 0.1 million to CHF 3.2 million in the first half of 2021 compared to CHF 3.3 million in the first half of 2020, primarily due to reduced share-based compensation costs. During the second quarter of 2021, these expenses increased by CHF 0.3 million compared to the second quarter of 2020 mainly due to higher professional fees relating to setting-up our US shelf registration and “at-the-market” (ATM) ADS equity sale program with Cantor Fitzgerald.

The net loss is primarily driven by the evolution of the research and development costs. During the first half of 2021, the net loss slightly decreased by CHF 0.1 million to CHF 7.3 million compared to the first half of 2020. During the second quarter of 2021, the net loss increased by CHF 1.6 million to CHF 4.7 million compared to the second quarter of 2020.

Basic and diluted loss per share decreased to CHF 0.22 for the first half of 2021, compared to CHF 0.28 for the first half of 2020. For the second quarter of 2021, the basic and diluted loss per share increased to CHF 0.14 compared to CHF 0.12 for the second quarter of 2020.

Cash and cash equivalents amounted to CHF 18.1 million as of June 30, 2021 compared to CHF 20.7 million as of June 30, 2020. The decrease was primarily due to cash used in operating activities partially offset by the proceeds from the capital increase executed on January 8, 2021 and research funding from Indivior relating to our research collaboration.

2021 Condensed Consolidated Interim Financial Statements:

The half year 2021 financial report can be found on the Company’s website in the investor/download section here.

Conference Call Details:

A conference call will be held today, August 5, 2021, at 16:00 CEST (15:00 BST / 10:00 ET / 07:00 PT) to review the financial results. Tim Dyer, Chief Executive Officer, Roger Mills, Chief Medical Officer and Robert Lütjens, Head of Discovery Biology will deliver a brief presentation followed by a Q&A session.

Joining the Conference Call:

1: In the 10 minutes prior to the call start time, call the appropriate participant dial-in number.

Dial-In Numbers:

•	Switzerland	+41 44 580 65 22
•	UK	+44 20 30 09 24 70
•	U.S.A	+1 87 74 23 08 30
•	Other Countries

2: Provide the Operator with the Participation Pin Code: 57793805#

Link to live event online:

1: In the 10 minutes prior to the call start time, sign in online by following this Webex link.

2: Password: Welcome

About Addex Therapeutics:

Addex Therapeutics is a clinical-stage pharmaceutical company focused on the development and commercialization of an emerging class of novel orally available small molecule drugs known as allosteric modulators for neurological disorders. Allosteric modulators offer several potential advantages over conventional non-allosteric molecules and may offer an improved therapeutic approach to conventional "orthosteric" small molecule or biological drugs. Addex's allosteric modulator drug discovery platform targets receptors and other proteins that are recognized as essential for therapeutic intervention. Addex's lead drug candidate, dipraglurant (mGlu5 negative allosteric modulator or NAM), is in a pivotal registration clinical trial for Parkinson’s disease levodopa induced dyskinesia (PD-LID). Addex is also investigating dipraglurant's therapeutic use in blepharospasm (a type of dystonia), for which a clinical trial is expected to be initiated in Q3 2021. Addex's third clinical program, ADX71149 (mGlu2 positive allosteric modulator or PAM), developed in collaboration with Janssen Pharmaceuticals, Inc., is in a Phase 2a proof of concept clinical trial for the treatment of epilepsy. Indivior PLC has licensed Addex’s GABAB PAM program for the development of drug candidates with a focus in addiction. Preclinical programs ongoing with Addex include GABAB PAM for CMT1A, mGlu7 NAM for PTSD, mGlu2 NAM for mild neurocognitive disorders, mGlu4 PAM for Parkinson’s disease and mGlu3 PAM for neurodegenerative disorders. Addex shares are listed on the SIX Swiss Exchange and American Depositary Shares representing its shares are listed on the NASDAQ Capital Market, and trade under the ticker symbol "ADXN" on each exchange.

Press Contacts:

Tim Dyer Chief Executive Officer Telephone: +41 22 884 15 55 PR@addextherapeutics.com	Mike Sinclair Partner, Halsin Partners +44 (0)20 7318 2955 msinclair@halsin.com	James Carbonara Hayden IR +1 (646) 755 7412 james@haydenir.com

Forward Looking Statements:

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, including in respect of the anticipated initiation and progress of clinical trials and preclinical studies, and its future financing activities. The words “may,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “target” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Any forward-looking statements in this press release, are based on management's current expectations and beliefs and are subject to a number of risks, uncertainties and important factors that may cause actual events or results to differ materially from those expressed or implied by any forward-looking statements contained in this press release, including, without limitation, uncertainties related to market conditions. These and other risks and uncertainties are described in the Company’s Annual Report on Form 20-F filed with the SEC on March 11, 2021, as well as market conditions and regulatory review.

Any forward-looking statements contained in this press release represent Addex Therapeutics’ views only as of the date hereof and should not be relied upon as representing its views as of any subsequent date. Addex Therapeutics explicitly disclaims any obligation to update any forward-looking statements, except as required by law.